United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 28, 2022		Head of Investor Relations

Vale's Performance in 3Q22

October 28th, 2022

VALE

Disclaimer

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

VALE

1. Opening remarks

Business and Financial highlights

Iron Ore	• Iron ore production increased 21% q/q to 89.7 Mt • C1 cash cost ex-3rd-party purchases decreased US$1.5/t q/q
Base Metals	• Nickel production increased 51% q/q while nickel sales lagged due to 4Q commitments • Copper production increased 33% q/q, following extended maintenance
Climate change	• Sol do Cerrado solar project is commissioning; ramp up until Jul/23 • Two battery-powered 72t off-road trucks delivered • Decarbonization MoU[1] signed with Germany steelmaker Stahl-Holding-Saar
Focusing and strengthening the core	• Opening of the Copper Cliff Complex South Mine Project – Phase 1 (CCM 1) • Onça Puma 2nd furnace approval • Reorganization of base metals in Brazil
Capital allocation	• US$ 3.1 billion dividend paid in September 2022 • 25.2% of current buyback program completed[2]

VALE

[1] Memorandum of Understanding. Also includes nondisclosure agreements to decarbonize ironmaking process. [2] As of Oct 28th, 2022. Approximately 126 million repurchased shares (25% of 3rd announced program)

Leading the mining transition


72t electric truck

Powershift: Decarbonizing our fleet

- Two **100% electric offroad trucks** – in Brazil and in Indonesia
- **Second 100% electric** locomotive successfully delivered
- 49 electric vehicles currently in operation in Canada.


Sol do Cerrado Solar Project

Moving to **100% renewable electricity**

- **Sol do Cerrado** commissioning; ramp up until Jul/23
- **766 MWp** – one of the largest solar projects in Latin America
  - **US$ 591 million** investment
  - **16%** of Vale's total electricity demand in Brazil[1].

[1] Estimated demand for Brazil in 2025

We have a distinct portfolio to a low carbon economy

Base Metal: essential to energy transition

1st Quartile in scopes 1&2 CO_2 emissions[1]

Carbon verified Low carbon emissions assurance

40 – 60kg of nickel
for a Ni-rich EV battery
vs. 1–2kg for ICE vehicles

~25kg of copper
for a DC fast charger

~4.6t of copper
per MW in solar
power systems

Iron ore: committed to low-carbon solutions



Green briquettes:

Tubarão 1&2 plants:
- 6 Mtpy capacity
- 53% complete
- Start-up: 2023



Partnerships with clients

~30 steel companies

~50% of our scope 3 emissions

[1] Nickel and copper products. Source: Skarn, Vale.

VALE

Making progress with dam safety

Dam decharacterization program 40% complete



Dique 3, one of the 5 structures eliminated in 2022

12 eliminated since 2019, 40% of the total

No dam at critical safety condition by 2025



~53% tailings removed at B3/B4, one of the critical safety dams, and conclusion anticipated to 2025[2]

7 dams removed from emergency level since the start of the year

2. Base Metals

VALE

Advancing our Base Metals agenda

CCM 1
Nickel, Canada

- CCM south shaft commissioned in August
- CCM Phase 1 mine opened in early October

Onça Puma 2nd furnace
Nickel, Brazil

- Approval of US$ 555 million investment
- Adds 12–15 ktpy of nickel
- Start-up in 2025

Pomalaa
Nickel, Indonesia

- Approval to establish the Pomalaa project JV[1]
- Project capacity of up to 120 ktpy

Salobo
Copper, Brazil

- Salobo 3 project ended Q3 98% complete, on track to start up in December
- Adds 30–40 ktpy of copper


Copper Cliff Complex South Mine Grand Opening

VALE

[1] PTVI to own 100% of the mine and has an option to acquire up to 30% of the plant.

Production recovered in Q3 after maintenance period in Q2


Nickel production
kt
Canada
Indonesia
Brazil
3rd party feed
51%
34
16
9
6
3
2Q22
52
20
19
7
6
3Q22
Sales: 44 kt
+13% qoq


Copper production
kt
Salobo
Sossego
Canada
33%
56
30
5
21
2Q22
74
35
19
21
3Q22

Significant operational improvements

Nickel
- Refineries came back from Q2 maintenance
- Conclusion of furnace 4 rebuild at PTVI

Copper
- Mill maintenance at Sossego in H1
- Improved plant performance at Salobo
- Copper precipitates in North Atlantic

Nickel sales-production gap

- Port congestion in UK
- Challenges in hiring containerships at Vila do Conde
- Inventories held to meet sales commitments

What to expect in Q4

Nickel
- Planned maintenance at Onça Puma, LHPP and Matsusaka
- Sales-production timing gap expected to revert

Copper
- Additional maintenance in South Atlantic

EBITDA largely impacted by lower prices, higher fuel costs and carry-over of inventories costs from Q2

Base Metals EBITDA 2Q22 vs. 3Q22

US$ million


603
+154
-287
-106
364
~140
2Q22
Volume & by-products[1]
Price[2]
COGS & expenses[3]
3Q22
Timing impact

Timing impact

Ni sales-production timing gap — **~90** US$ million
Ni sales lower than production

Carry-over of Ni costs — **~50** US$ million
Refineries and smelter PMP[4] in Q2

Other relevant impacts

Fuel costs
Increase in fuel prices in Indonesia

3rd party feed
Production from 3rd party feed of 6 kt in Q3 vs. 3 kt in Q2

[1]Including volume and price impact from by-products. [2]Excluding by-products price impact. [3]Including FX and fuel costs impact. [4]Planned maintenance period.

3. Iron Ore

We delivered a solid production in Q3

Iron ore production/sales

Mt


Production
Sales
63
59
74
73
90
78
1Q22
2Q22
3Q22
4Q22

Production YTD: 227 Mt
Sales YTD: 210 Mt

Production guidance 2022: 310-320 Mt

Q3 production/sales gap

- Transiting inventories across the supply chain
- Larger share of Northern System production

We are progressing on assets debottleneck

Serra Norte

- **Gelado project:** start-up phase 1 expected in 4Q22 and ramp-up in 2023
- **N3:** previous license granted, and start-up expected in 2024
- Applying for **rolling licenses** to sustain production level

S11D

- **New crushers, mobile plants and +10 Mtpy project** (start-up in 4Q22) supporting production increase in 2023, but still limited by jaspilite restrictions
- **Jaspilite restrictions:** waste crusher required to process large compact blocks

Itabira

- **Itabiruçu dam:** first phase raising works concluded in 3Q22 and second phase in 2Q23
- **Licensing and development of tailings/waste stockpiles** areas

Brucutu

- **Torto dam:** works completed, pending licensing to start-up
- **Licensing and development of tailings/waste stockpiles** areas

VALE

Market conditions impacting short-term premiums, but long-term trend is intact


Vale's all-in premiums
Mt
Pellet adjustment
Quality adjustment
65%Fe index spread[1]
62%Fe LA index spread[1]
28.6
5.0
9.1
4.7
4.4
22.9
3.7
7.3
6.2
1.1
12.5
1.8
6.6
6.0
0.6
1Q22
2Q22
3Q22

2022 YTD	• Lower quality market premiums driven by lower steel margins • Undersupply in the pellet market
Medium & long term	• Industry's lower availability of low alumina products • Transition to more direct reduction demand and carbon pricing • Structural higher premiums

[1] Vs. 62%Fe reference price index.

4. Finance

EBITDA mainly impacted by lower realized prices


EBITDA – 3Q22 vs. 2Q22
US$ million
5,534
-1,731
114
63
-166
144
44
4,002
EBITDA proforma 2Q22¹
Price
Volume
Costs and expenses
Bunker & Oil
FX effect
Dividends and other
EBITDA proforma 3Q22¹

[1] Net of Brumadinho expenses

C1 cash cost reduction partially offset by freight increase and lower premiums

Iron ore fines & pellets EBITDA break-even – 3Q22

US$/t

	2Q22	3Q22
Vale's C1 cash cost ex-third-party purchase cost	20.9	19.4
Third-party purchases cost adjustments	3.3	3.4
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB	**24.2**	**22.8**
Iron ore fines freight cost	21.3	22.4
Iron ore fines distribution cost	2.2	2.2
Iron ore fines expenses & royalties	6.9	5.8
Iron ore fines moisture adjustment	4.9	4.7
Iron ore fines quality adjustment	(1.1)	(0.6)
Iron ore fines EBITDA break-even (US$/dmt)	**58.4**	**57.3**
Iron ore fines pellet adjustment	(6.2)	(6.0)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**52.2**	**51.3**

- Exchange rate: – US$ 1.0/t
- Fixed costs dilution: – US$ 1.0/t
- Demurrage: – US$ 0.4/t
- Consumption of Q2 inventories: + US$ 0.5/t
- Diesel: + US$ 0.5/t

- Seasonally larger spot affreightment: + US$ 1.4/t
- Lagged effect of higher bunker costs: + US$ 0.4/t
- Lower spot freight rates: – US$ 0.7/t
- US$ 5.6/t of cost avoidance by scrubbers' installation

- Lower unit market premiums: US$ 1.4/t
- Positive mix effect: US$ 0.9/t

- Record contractual pellet premium
- Lower 65%Fe index spread
- Absence of dividends received

US$ 3.8 billion allocated through dividends and buybacks

Free cash flow – 3Q22
US$ million


Suppliers: US$ 1,169 million
Inventories: – US$ 287 million
Share buyback: US$ 686 million
Dividends paid: US$ 3,123 million
4,002
777
-678
-582
-1,230
-125
2,164
-3,954
-1,790
3Q22 proforma EBITDA
Working capital
Brumadinho & decharacterization expenses¹
Income taxes & REFIS
CAPEX
Others²
Free cash flow from operations
Cash management & others³
Decrease in cash & cash equivalents

[1] Includes US$ 518 million of disbursement of Brumadinho provisioned expenses and US$ 160 million of Brumadinho incurred expenses. [2] Includes interest on loans, derivatives, leasing, dividends paid to noncontrolling interest and others. [3] Includes US$ 686 million of share buyback, US$ 3,123 million of dividends paid, US$ 298 million of debt repurchased and US$ 153 million from the sale of Midwestern System.

Expanded net debt: capital discipline and allocation


Expanded net debt
US$ billion
Net debt
target range
US$ 20 bn
US$ 10 bn
19.1
-2.2
-3.6
13.3
3Q22 expanded net debt (former concept)
REFIS
Dams decharactarization[1]
3Q22 expanded net debt (new concept)

Greater leveling of the concept with the market

Maintenance of items with relevant disbursement in the short-term

Exclusion of commitments linked to operational and regulatory obligations that are spread over several years

[1] Includes US$ 191 million of Germano dam decharacterization provision.

Closing remarks

Substantial production increase in Iron Ore, Nickel and Copper

40% on de-characterization agenda concluded

Delivering on product portfolio to supply the energy transition

Capital discipline and return to shareholders to remain a priority

VALE

VALE